PRIVATE OFFERING NOTICE

                               [GRAPHIC OMITTED]

                                1,000,000 Units
                           Merrill Lynch & Co., Inc.
                           Strategic Return Notes(R)
            Linked to the Select Utility Index due September , 2009
                                 (the "Notes")
                     US$10 public offering price per unit
                            Private Offering Notice
                                 Summary Terms




The Notes:                                Payment at maturity or upon exchange:
o Senior unsecured debt securities of     o At maturity or upon exchange, you
  Merrill Lynch & Co., Inc.                 will receive a cash amount based
o Exchangeable at your option for a         upon the percentage change in the
  cash payment during a specified           value of the Select Utility Index,
  period in September of each year          which will reflect the total return
  from 2005 through 2008 as                 of twenty dividend-paying utility
  described in the accompanying             stocks from the S&P Utility Sector,
  prospectus supplement.                    reconstituted quarterly, less an
o There will not be payments prior to       annual index adjustment factor of
  maturity unless exchanged and we          1.5%.
  cannot redeem the Notes prior to
  maturity.                               o At maturity or upon exchange,the
o The Notes are designed for                amount you will receive will depend
  investors who are seeking                 on the value of the Select Utility
  exposure to the Select Utility            Index. The value of the Select
  Index (index symbol "UUO") and            Utility Index must increase in
  who are willing to forego                 order for you to receive at least
  interest payments on the Notes in         the original public offering price
  exchange for the ability to               of $10 per Note at maturity or upon
  participate in changes in the             exchange. If the value of the
  value of the Select Utility Index         Select Utility Index has declined
  over the term of the Notes.               or has not increased by more than
o We have applied to have the Notes         1% over the term of the Notes, you
  listed on the American Stock              will receive less, and possibly
  Exchange under the trading symbol         significantly less, than the
  "UUY". If approval of this                original public offering price of
  application is granted, the Notes         $10 per Note.
  will be listed on the American
  Stock Exchange at that time. We
  make no representation, however,
  that the Notes will be listed on
  the American Stock Exchange or,
  if listed, will remain listed for
  the entire term of the Notes.
o Expected settlement date: September
  , 2004.

o The Notes are made available to
  each investor outside of the United
  States in a minimum initial
  investment of US$50,000 or such
  other amount, and subject to such
  other restrictions, as may be
  applicable to an investor under the
  private offering rules of any
  jurisdiction outside of the United
  States.


The Notes, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any person in the United Kingdom or any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company"). The Notes are not being offered within the United Kingdom.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document.

                            PRIVATE OFFERING NOTICE


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Investors should also note the following:

     (a) The Notes are denominated in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than amount invested.

     (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Notes.

     (e) Merrill Lynch, Pierce, Fenner & Smith Incorporated or one of its affiliates may be the only market maker, if any, in the Notes.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.
































                  The date of this Notice is August 26, 2004

 This Notice supplements the Preliminary Prospectus Supplement, dated August 26, 2004, and the Prospectus, dated November 26, 2003.


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